Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-126811 June 20, 2007

iPathSM Dow Jones–AIG Grains Total Return Sub-IndexSM ETN

100% Exposure to the Index / Not Principal Protected

At maturity, you will receive a return equal to the performance of the Dow Jones–AIG Grains Total Return Sub-IndexSM over the period less the investor fee. A more detailed description is available in the Prospectus. The Securities are not principal protected. Your investment in the Securities could decrease in value.

You may obtain a copy of the preliminary pricing supplement dated June 11, 2007, and accompanying prospectus dated September 21, 2005 and prospectus supplement dated November 1, 2006 at:

http://www.sec.gov/Archives/edgar/data/312070/000119312507132692/d424b3.htm.

Issuer	Barclays Bank PLC

Issuer Rating	AA by S&P and Aa1 by Moody’s

Initial Issue Size	$[250,000,000]

Number of Securities	[Five million]

Principal Amount per Security	$50

Inception Date (or Pricing Date)	June 26, 2007

Listing Date	June 27, 2007

Issue/Settlement Date	July 2, 2007

Final Valuation Date	June 25, 2037

Maturity Date	July 2, 2037

Listing	We intend to apply to list the Securities on the New York Stock Exchange under the symbol “JJG”.

Index	The Dow Jones–AIG Grains Total Return Sub-IndexSM, a sub-index of the Dow Jones-AIG Commodity Index, calculated by Dow Jones & Company, Inc. in conjunction with AIG Financial Products Corp. (the “Index Sponsors”). The Index is reported on Bloomberg under the ticker symbol: DJAIGRTR

Early Redemption Provision	Subject to notification requirements, you will have the right to redeem a minimum of 50,000 Securities on any redemption date for an amount of cash equal to (1) the principal amount of your Securities times (2) the index factor on the applicable valuation date minus (3) the investor fee on the applicable valuation date.

Valuation Dates	Every Thursday from July 5, 2007 to June 25, 2037 inclusive or, if such date is not a trading day, the next succeeding trading day, not to exceed five business days.

Redemption Dates	The third business day after each valuation date (other than the final valuation date).

Payment at Maturity	At maturity, you will receive a cash payment equal to (1) the principal amount of your Securities times (2) the index factor on the final valuation date minus (3) the investor fee on the final valuation date.

Index Factor	The index factor on any given day will be equal to the closing value of the index on that day divided by the Initial Index Level.

Initial Index Level	The closing value of the Index as published on the Inception Date.

Investor Fee	The investor fee is equal to 0.75% per year times the principal amount of your Securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the inception date (or pricing date) will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to (1) 0.75% times (2) the principal amount of your Securities times (3) the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by (4) 365.

Trading Day	A day, as determined by the Calculation Agent in its sole discretion, on which (i) the value of the Index is published by the Sponsors, (ii) trading is generally conducted on the New York Stock Exchange and (iii) trading is generally conducted on the markets on which the contract(s) underlying the Index is traded.

Settlement	DTC, Book entry, Transferable

Trustee and Paying Agent	Bank of New York

Cusip Number	06739H305

ISIN	US06739H3057

Periodic Interest	None

Business Days	London and New York

Business Day Convention	Modified Following

Calculation Agent	Barclays Bank PLC

Patent Pending

Disclaimers

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A. (“BGINA”), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. (“BCI”) are affiliates of Barclays Bank PLC.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, uncertain principal repayment, and illiquidity. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

This material is not a confirmation of a transaction. We are willing to discuss it with you on the assumption that you have sufficient knowledge, experience and professional advice to understand and make your own independent evaluation of the merits and risks of the proposed structures. This should not be viewed as investment, tax, accounting or other advice. This material may be amended, superseded or replaced in its entirety by subsequent term sheets or other summaries of terms and conditions or confirmations. In the event of any inconsistency between this term sheet and any pricing supplement with respect to a transaction related to the securities discussed herein, such pricing supplement shall govern.

Any information relating to performance contained in these materials is illustrative and no assurance is given that any indicated returns, performance or results will be achieved. All information, terms and pricing set forth herein reflect our judgment at the date and time hereof and are subject to change.

In the event that Barclays were to enter into a transaction with you, Barclays will not do so as your fiduciary or advisor. Barclays will generally conduct its business without regard to the consequences of such conduct (adverse or otherwise) to you. Barclays, or any of its affiliates may from time to time act as manager, co-manager or underwriter of a public offering or otherwise, in the capacity of principal or agent, deal in, hold or act as market makers or advisors, brokers or commercial and/or investment bankers in relation to the securities or related derivatives that are discussed herein.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the Issuer, and on the dates on which you may redeem them, as specified in the applicable prospectus. Sales in the secondary market may result in significant losses.

The index components for iPath ETNs linked to commodities indexes are concentrated in the commodities sector. The market value of the Securities may be influenced by many unpredictable factors, including highly volatile commodities prices, changes in supply and demand relationships; weather; agriculture; trade; pestilence; changes in interest rates; and monetary and other governmental policies, action and inaction. Index components that track the performance of a single commodity, or index components concentrated in a single sector, are speculative and may typically exhibit higher volatility, and may bear unique risks specific to such commodity or sector. The current “spot” prices of the underlying physical commodities may also affect, in a volatile an inconsistent manner, the prices of futures contracts in respect of the relevant commodity. These factors may affect the value of the index and the value of the Securities in varying ways.

The index components are concentrated in futures contracts on grains, which are agricultural products. Consequently, in addition to factors affecting commodities generally, the futures contracts on grains that comprise the Index may be subject to a number of additional factors specific to agricultural products that might cause price volatility. These include weather conditions, including floods, drought and freezing conditions; changes in government policies; planting decisions; and changes in demand for agricultural products, both with end users and as inputs into various industries.

Dow Jones,” “AIG®”, “Dow-Jones-AIG Commodity IndexSM”, “DJ-AIGCISM”, “Dow Jones-AIG Commodity Index Total ReturnSM” and “Dow Jones-AIG Grains Total Return Sub-IndexSM” are registered trademarks or servicemarks of Dow Jones & Company, Inc., and American International Group, Inc. (“AIG”), as the case may be, and have been licensed for use for certain purposes by Barclays Bank PLC for the Securities. The Securities based on the Dow Jones-AIG Grains Total Return Sub IndexSM are not sponsored, endorsed, sold or promoted by Dow Jones, AIG Financial Products Corp (“AIG-FP”), American International Group, or any of their respective subsidiaries or affiliates and none of Dow Jones, AIG, AIG-FP, or any of their respective affiliates or subsidiaries makes any representation regarding the advisability of investing in such products.

© 2007 BGINA. All rights reserved. iPath, iPath ETNs and the iPath logo are servicemarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. 4780-iP-0607